

Mail Stop 3561

December 29, 2009

Dennis W. Doll, Chief Executive Officer
Middlesex Water Company
1500 Ronson Road
Iselin, NJ 08830

> **Re: Middlesex Water Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2009**
> **File No. 0-00422**

Dear Mr. Doll:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. Since your common stock is traded on Nasdaq, please indicate on the cover page that your securities are registered pursuant to Section 12(b) of the Act.

2. Please provide the disclosures required under Item 201(d) of Regulation S-K or advise why it is not appropriate for you to do so.

Item 1. Business, page 2

3. We note your risk factor on page 11 that your business is subject to seasonal fluctuations, which could affect demand for your water service and our revenues. Please discuss the seasonality of your business. Refer to Item 101(c)(1)(v) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition…page 18

4. Please discuss the cause the increase in your notes payable from $6.25 million as of December 31, 2007 to $25.8 million as of December 31, 2008.

Liquidity and Capital Resources, page 23

Capital Expenditures and Commitments, page 24

5. Please consider discussing the likelihood and timing of the pipeline construction in relation to customer demand for water increases in South River Basin. Please also consider describing the nature of your capital expenditures for fiscal years 2010 and 2011. Refer to Item 303(a)(2) of Regulation S-K.

Contractual Obligations, page 24

6. Please expand your footnote to your Contractual Obligations table to explain why the amounts you are obligated to pay to your employee retirement plans are not determinable after one year.

Guarantees, page 25

7. Please discuss why you acted as guarantor on the Series C Serial Bonds with a principal amount of $26.3 million.

Item 8. Financial Statements and Supplementary Data, page 27

Consolidated Balance Sheets, page 28

8. Please disclose your accounting policies with respect to the deferral of preliminary survey and investigation charges classified as deferred charges and other assets.

9. Please tell us what operations contract fees receivable represents and the basis for your classification in deferred charges and other assets.

Consolidated Statements of Cash Flows, page 30

10. Please tell us how you classify non-cash stock-based compensation in the statement and the basis in GAAP for your classification.

Notes to Consolidated Financial Statements, page 33

Note 1 – Summary of Significant Accounting Policies, page 33

11. We note the disclosure on page 5 that you deactivated, sealed and abandoned 29 wells of the Tidewater System for either water quality reasons or for the purpose of consolidating production facilities for more cost-efficient operations. Please tell us how you account for abandonments and costs associated with the consolidation of production facilities. Please include a discussion and analysis of your compliance with the accounting and disclosure guidance in FASB ASC 980-360-35-1 through 980-360-35-8 in regard to abandonments and FASB ASC Topic 420 in regard to exit or disposal activities. In addition, please disclose your accounting policies with respect to accounting for abandonments and disallowance of plant costs and costs associated with exit or disposal activities, or tell us why such policies are not considered significant accounting policies that should be disclosed in accordance with FASB ASC 235-10-50-1.

Contributions in Aid of Construction, page 34

12. Please tell us your basis in GAAP for classifying contributions in aid of construction as a liability rather than as a reduction utility plant, particularly since the contributions are non-refundable and reduce the investment base for rate purposes. We are particularly interested in any actual or analogous GAAP literature and/or industry practice that support your classification.

Note 7 – Capitalization, page 40

Preferred Stock, page 41

13. Please disclose the dividend and liquidation preferences of the preferred stock. Refer to FASB ASC 505-10-50-3.

Stock-Based Compensation, page 47

14. Please disclose the total fair value of restricted shares vested during each year presented. Refer to FASB ASC 719-10-50-2d.2.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Directors, Management and Certain Beneficial Owners, page 6

15. Please disclose if the table includes persons that own more than 5% of your outstanding shares and if the table includes shares that are exercisable or will be exercisable within 60 days. Refer to Item 403 of Regulation S-K.

Compensation Discussion and Analysis, page 10

16. You state that "individual performance of the executive is given appropriate consideration when setting salaries against the competitive market data." Please describe how the individual roles and performance factor into the compensation amounts you disclose for each executive officer. Refer to Item 402(b)(2)(vii) of Regulation S-K.

17. You state that you benchmark your executive's salaries against other companies including utilities and non-utilities, at the state and national levels. Please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

18. We note that the Compensation Committee retained the services of a national executive compensation consulting firm to conduct a study with respect to the executive compensation and the director compensation. In addition, independent salary studies are periodically conducted with the assistance of an outside consultant retained by the Committee. Please identify these consultants and disclose the other information required by Item 407(e)(3)(iii) of Regulation S-K. Refer to Item 7(d) of Schedule 14A.

19. We note that the Compensation Committee evaluates certain financial and operational criteria when setting the Chief Executive Officer's and other executive officers' compensation. With regard to the company financial performance criteria, we note that you have not disclosed any specific items of corporate performance that are evaluated or target levels of corporate performance. Please disclose the items of corporate performance that are measured and quantify the target levels. Also describe how the Compensation Committee calculated the company performance goals and how it measured these goals against actual performance to determine whether compensation should be paid. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

20. You state that awards under your Restricted Stock Plan are determined, in part, on the achievement of various financial and non-financial objectives. Please expand your disclosure to better describe these objectives. Also, please describe your actual results under those objectives, and how the amount of shares awarded to each executive officer, including your Chief Executive Officer, was ultimately determined.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact, Yolanda Guobadia, Staff Accountant at (202) 551-3562 or in her absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director